Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Inc. Announces Publication of Company-Sponsored Research Initiation Report

September 8, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today that Alphaterra Advisory has published a company-sponsored research (CSR) initiation report on the Company.

The report provides an in-depth analysis of LogProstyle’s business operations, financial performance, and growth strategy across its real estate development, hotel management, and restaurant management segments. The full report is available on the Company’s investor relations website at https://www.logprostyle.co.jp/investors/.

Company-sponsored research is initiated and paid for by the Company. It should not be considered unbiased or independent, and readers should not rely on it as such. Alphaterra Advisory has an inherent conflict of interest due to the receipt of compensation from the Company. Readers are encouraged to review the report’s full disclosures and disclaimers before making any investment decisions.

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s capital allocation strategy and related matters. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, changes in tax guidance, regulatory changes, general economic conditions, changes in market conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 13, 2026, as the same may be updated from time to time. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to the Company’s website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyles. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Website: https://www.logprostyle.co.jp/investors/

Contacts

LogProstyle Inc., Investor Relations: ir@logprostyle.co.jp

Alphaterra Advisory, Takuo Katayama: takuo.katayama@alphaterraadvisory.com